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                                 Press Release
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                               Cedar Bay Company
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Cedar Bay Company has announced that pursuant to its cash tender offer, which expired on March 27th, Cedar Bay Company has acquired 1,893,038 shares of common stock of Cedar Income Fund, Ltd., representing approximately 84% of the outstanding common stock of the Fund. The following persons have been elected directors of the Cedar Income Fund.

Mr. J.A.M.H. der Kinderen
Mr. Everett B. Miller III
Mr. Leo S. Ullman